Exhibit 12.1

Cisco Systems, Inc.

Ratio of earnings to fixed charges

(in millions)

	Year ended
	July 25, 2009	July 26, 2008	July 28, 2007	July 29, 2006	July 30, 2005
Earnings before income taxes, noncontrolling interest and cumulative effect of accounting changes	$7,693	$10,255	$9,461	$7,633	$8,036

Fixed charges	444	406	443	202	54

Earnings	$8,137	$10,661	$9,904	$7,835	$8,090

Fixed charges (a)	$444	$406	$443	$202	$54

RATIO OF EARNINGS TO FIXED CHARGES	18.3	26.2	22.4	38.7	150.6

(a)	Included in fixed charges is an estimate of the interest within rental expense. This amount includes 30 percent of the rental expense, which the Company believes is a reasonable approximation of the interest component of rental expense.